March 14, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Bin Feng

Re:	Unitrend Entertainment Group Ltd Response to the Staff’s Comments on Draft Registration Statement on Form F-1 Submitted January 18, 2024 CIK No. 0001997950

Dear Madam and Sirs:

Unitrend Entertainment Group Ltd., an exempted company with limited liability incorporated under the laws of Cayman Islands (the “Company”), submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 14, 2024 on the Company’s draft registration statement on Form F-1 previously submitted on January 18, 2024 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting amendment No. 1 to the Draft Registration Statement on Form F-1 (the “Amendment No. 1”) with exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No. 1 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 1.

Draft Registration Statement on Form S-4, submitted January 18, 2024

Cover Page

1.	Where you state that your corporate structure “is subject to risks relating to our contractual arrangements with the VIE,” disclose that investors may never hold equity interests in the Chinese operating companies and explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. Where you discuss the risks “[i]f the PRC government finds these contractual arrangements non-compliant,” revise your disclosure to acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

Response: In response to the Staff’s comments, we have revised the disclosure on the cover page and the relevant risk factors on page 28.

2.	We note your disclosure that the references ““we,” “us,” “our,” “our Company,” or “the Company” refer to Unitrend, together as a group with the Subsidiaries and the VIE.” We also note your disclosure that “INHI, the five (5) subsidiaries owned by INHI, along with the VIE, are referred to as the “Operating Entities.”“ Please revise to refrain from using terms such as “we” or “our” when describing activities or functions of the VIE, and also refrain from including the VIE in your definition of your operating entities. In connection therewith, revise all reference to “our VIE” to instead refer to “the VIE.”

Response: In response to the Staff’s comments, we have excluded the reference to the VIE in the definition of “we,” “us,” “our,” “our Company,” or “the Company.” We have revised the definition for “Operating Entities” to only include INHI and the five (5) subsidiaries owned by INHI. We have also revised all references to “our VIE” to “the VIE.”

3.	We note your disclosure that “[w]e currently do not have any cash management policies that dictate the purpose, amount, and procedure of fund transfers among our Cayman Islands holding company and our subsidiaries.” Please revise to also discuss any cash management policies with respect to the VIE, and make conforming changes as applicable in your prospectus summary on page 10. Additionally, please revise your disclosure here, in your summary risk factors and your risk factors to state that, to the extent cash and/or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the cash and/or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries or the VIE by the PRC government to transfer such cash and/or assets. Provide a cross-reference on the cover page to the discussion of these issues in the prospectus summary and in your risk factors.

Response: In response to the Staff’s comments, we have revised the disclosure on the cover page, the prospectus summary on page 10, and the risk factors on page 41. We have also added a cross-reference to the relevant risk factors on page 41 to the cover page.

4.	Where you discuss the limitations on your ability to transfer cash between you, your subsidiaries, the VIE or investors, we note your cross-reference to ““Risk Factors — [•]” and “Risk Factors — [•]” for more information.” Please revise to provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections.

Response: In response to the Staff’s comments, we have revised the document to include a cross-reference to the relevant risk factors on page 37 on the cover page.

5.	We note your disclosure that Charming Empire is “our only subsidiary in Hong Kong.” We also note your subsequent references to “our subsidiaries in Hong Kong” elsewhere in your prospectus. Please revise to reconcile.

Response: In response to the Staff’s comments, we have revised all references to “our subsidiaries in Hong Kong” to “our subsidiary in Hong Kong.”

6.	We note your cross-reference to the section entitled “Selected Consolidated Financial Data,” but there does not appear to be a corresponding section. Please revise accordingly. In this regard, it appears that you are referring to the “Summary Consolidated Financial Data” beginning on page 15.

Response: In response to the Staff’s comments, we have revised all references from “Selected Consolidated Financial Data” to “Summary Consolidated Financial Data.”

Prospectus Summary, page 1

7.	Where you disclose that “we receive the economic benefits of the VIE’s business operation through a series of contractual agreements,” please revise to clarify that you receive such economic benefits for accounting purposes only and only to the extent that you have satisfied the requirements for consolidation of the VIE under U.S. GAAP. Please make conforming changes in each instance where you indicate that you are the primary beneficiary of the VIE, control the VIE or receive the economic benefits of the VIE (e.g., pages 4, 6, 12, 27). In addition, please do not state or suggest that you use a VIE in lieu of direct ownership, as this implies that you could have indirect ownership. As example only, please make conforming changes where you disclose that “these contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE.”

Response: In response to the Staff’s comments, we have revised the disclosure on pages 3, 4, 12, 28, and 62 to clarify that we receive economic benefits from the VIE for accounting purposes only and only to the extent that we have satisfied the requirements for consolidation of the VIE under U.S. GAAP. Additionally, we have deleted references to direct ownership when discussing the effectiveness of the contractual arrangements on pages 3 and 28.

Our Corporate History and Structure, page 2

8.	Please revise your corporate structure diagram to refrain from using a solid line to denote the relationship with the VIE and instead use a dashed line without arrows.

Response: In response to the Staff’s comments, we have revised the corporate structure diagram on pages 3 and 63 to use dashed lines without arrows to denote the relationship with the VIE.

Summary of Our Challenges and Risks

Risks Related to Doing Business in China, page 6

9.	Please revise here and in your risk factors to specifically discuss the risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice, as well as the risk that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In connection therewith, please revise each of your cross-references here and in your sub-section entitled “Risks Related to Our Corporate Structure” to refer to the relevant individual detailed risk factor.

Response: In response to the Staff’s comments, we have added the relevant risk factor on page 37 and included a cross-reference to this risk factor on the cover page. Additionally, we have revised all cross-references to risk factors on the cover page, in the “Summary of Our Challenges and Risks” section, and in the “Risks Related to Our Corporate Structure” sub-section to specifically refer to the corresponding detailed individual risk factors.

Regulatory Permissions and Licenses for Our Operations in China and This Offering, page 7

10.	We note your disclosure that “as advised by our PRC counsel, East & Concord Partners, our Operating Entities, including the VIE, have obtained all of the licenses, permits and registrations from the PRC government authorities necessary for our business operations in China, including, among others, the business license.” Please revise to expand your discussion to cover each permission or approval that you, your subsidiaries, or the VIE are required to obtain from Chinese authorities to operate your business. As example only, we note your disclosure on page 61 that you “rely on the business licenses, entertainment and media business permit and certification and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.” We also note that you refer to certain “business and operating licenses of WFOE or the VIE” on page 4, as well as your discussion of production licenses in your risk factor on page 23. In connection therewith, state whether any permissions or approvals related to your business operations have been denied.

Response: In response to the Staff’s comments, we have revised the disclosure on page 7 to include information about the permissions and approvals required from Chinese authorities for the operation of both our Operating Entities and the VIE. Additionally, we have added disclosure on page 7 to clarify that we have not been denied any permissions or approvals related to our business operations.

11.	We note your disclosure that “[a]s of September 27, 2023, neither Unitrend nor any of our subsidiaries is deemed an “online platform operator” possessing personal information of more than one million users under the Cybersecurity Review Measures (2021 version) because neither of them operates any online platform nor have any online users,” and “therefore, neither of them is required to declare to the CAC for cybersecurity review.” Please revise to provide such disclosure as of the date of your prospectus, expand your discussion to also apply to the VIE, and clarify whether you relied upon an opinion of counsel with respect to such conclusion. To the extent that you did not rely upon an opinion of counsel, state as much and explain why such an opinion was not obtained.

Response: In response to the Staff’s comments, we have revised the disclosure on page 8 to reflect information as of the date of the prospectus and to clarify that it applies to the VIE. Additionally, we have included disclosure indicating our reliance on the opinion of our PRC counsel, East & Concord Partners, regarding this conclusion.

12.	Where you discuss permissions or approval requirements in connection with your operations, we note your disclosure that “[w]e cannot assure you that our Operating Entities will be able to obtain, in a timely manner or at all, or maintain such licenses, permits or approvals, and we may also inadvertently conclude that such permissions or approvals are not required. Any lack of or failure to maintain requisite approvals, licenses or permits applicable to us or the affiliated entities may have a material adverse impact on our business, results of operations, financial condition and prospects and cause the value of any securities we offer to significantly decline or become worthless.” Please revise to expand your discussion to cover you, your subsidiaries and the VIE as opposed to solely your operating entities, and also describe the consequences to you and your investors if applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: In response to the Staff’s comments, we have expanded the discussion in the disclosure on page 8 to cover the Company, our subsidiaries, and the VIE. Additionally, we have added disclosure on pages 8 and 9 regarding the potential consequences to the Company and investors if applicable laws, regulations, or interpretations change, requiring us to obtain permissions or approvals in the future.

13.	We note your disclosure that “[a]s advised by our PRC counsel, East & Concord Partners, as of the date of this prospectus, apart from the filing with the CSRC as per requirement of the Trial Measures, no any other effective laws or regulations in the PRC explicitly require us to seek approval from the CSRC or any other PRC governmental authorities for our overseas listing plan, nor has our Company or any of our subsidiaries received any inquiry, notice, warning or sanctions regarding our planned overseas listing from the CSRC or any other PRC governmental authorities.” Please revise to expand your disclosure to clarify whether you, your subsidiaries or the VIE is subject to any further permission or approval requirements (other than from the CSRC) to offer the securities being registered to foreign investors, as opposed to referencing only your “overseas listing plan.” State whether any such permissions or approvals have been denied.

Response: In response to the Staff’s comments, we have expanded the disclosure to clarify that the Company, our subsidiaries, or the VIE are not subject to any further permission or approval requirements from CSRC or any other PRC governmental authorities to offer the securities being registered to foreign investors. Additionally, we have added disclosure that none of the Company, our subsidiaries, or the VIE has been denied such permissions or approvals on page 9.

14.	Where you discuss the permissions or approvals in connection with your overseas listing plan, we note your disclosure that “[a]ny change in the PRC laws and regulations could result in a material change in our operations or the value of our Class A ordinary shares or significantly limit or completely hinder our ability to offer or continue to offer our Class A ordinary shares to investors and cause the value of our Class A ordinary shares to significantly decline or become worthless.” Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIE inadvertently conclude that such permissions or approvals are not required, and expand your discussion here to also address the consequences as it pertains to the CAC requirements.

Response: In response to the Staff’s comments, we have disclosed the consequences to the Company and the investors if the Company, our subsidiaries, or the VIE inadvertently conclude that such permissions or approvals are not required on page 8 and 9. Additionally, we have expanded the discussion to address the consequences as they pertain to the CAC requirements, which is included on page 8.

Risks Related to Our Business and Our Industry, page 21

15.	We note your disclosure on page 61 that “[y]our TV content business success is largely dependent on a limited number of shows releases each year” Please include a risk factor discussing the risks associated with being largely dependent on a limited number of shows releases each year. In this regard, while we note your risk factor addressing the risks associated with receiving “a substantial portion of our advertisement revenues from a limited number of large clients” on page 24, your content assets revenue comprises 83.28% of your revenue as opposed to the 16.69% attributed to advertising agency service. To the extent that you substantially depend on any particular agreement with respect to such show releases (e.g., arrangements in connection with the TV series “The Good Days,” which appear to have constituted 24.5% of your revenue in your December 31, 2022 fiscal year), summarize such agreement in an appropriate place in your prospectus and file any associated agreement as an exhibit to this registration statement. Last, to the extent that you do not anticipate continuing to generate a material portion of your revenue from the TV series “The Good Days” discussed on page 62, discuss the associated risks in this section.

Response: In response to the Staff’s comments, we have added a disclosure related to the impact of the success of our TV content business, which largely depends on the release of a limited number of shows each year, on page 22. We have revised the risk factors on pages 23 and 26 to clarify that we generate revenue from advertisement placements, and that most of the revenue generated from this line of business comes from a limited number of large clients. We will file the form of distribution agreement as Exhibit 10.9. We do not anticipate continuing to generate a material portion of our revenue from the TV series “The Good Days,” but we expect to generate revenue from new shows. We have added disclosure regarding the distribution of new shows on page 22.

“Unitrend is a holding company and relies on dividends paid by its subsidiaries for its cash needs…”, page 29

16.	We note your disclosure that “Unitrend is a holding company and relies on dividends paid by its subsidiaries for its cash needs.” Please revise to reconcile with your disclosure on the cover page that “[n]either Unitrend nor any of our subsidiaries have made any dividends or distributions to investors as of the date of this prospectus.”

Response: In response to the Staff’s comments, we have revised the disclosure to clarify that neither Unitrend nor any of our subsidiaries have made any dividends or distributions to investors. However, in the future, Unitrend may rely on dividends paid by its subsidiaries for its cash needs. This information is provided on page 31.

“The approval or record filing of the CSRC, CAC, or other PRC government authorities may be required in connection with this offering               , page 32

17.	We note your disclosure that “East & Concord Partners, our PRC counsel, has advised us that the CSRC approval is not required in the context of this offering because our WFOE Heli Fashion was incorporated as a VIE ,” your disclosure that “[i]f the filing procedure with the CSRC under the Trial Measures is required for this offering “ and your disclosure on page 7 that “it is uncertain when and whether our Operating Entities will be required to obtain permission from the PRC government in connection with our listing on U.S. exchanges in the future “ Please revise to reconcile with your disclosure that “[a]s advised by East & Concord Partners, our PRC counsel, this offering is an indirect offering under the Trial Measures, and we are subject to the filing requirements of the CSRC. We are required to fulfill the filing procedure with the CSRC in accordance with the Trial Measures. We will submit initial filing documents to the CSRC within three (3) working days . . . .” Additionally, where you state that the “approval or record filing of the CSRC may be required in connection with this offering,” please revise to clarify that you are required to file with and comply with the CSRC procedures, if true, as opposed to disclosing that it “may” be required, and clarify whether you are relying on your PRC counsel. To the extent that you plan to obtain an exemption, state as much or alternatively remove such disclosure. Additionally, to the extent that you do make such filing with the CSRC, please revise to update your disclosure as to the status of such application as appropriate throughout the registration statement.

Response: In response to the Staff’s comments, we have revised the disclosure to clarify that CSRC approval under the M&A Rules is not required. However, filing with CSRC under the Trial Measures is required for this offering, as stated on page 34. We have removed the reference to uncertainties regarding permissions required on page 7. Additionally, we have added disclosure about our CSRC filing status and relevant risks related to the application on the cover page, pages 8, 37 and 38.

“The dual-class structure of our share capital has the effect of concentrating voting power with the holders of Class B . . . “, page 43

18.	We note your disclosure throughout this risk factor discussing the risks associated with the concentration of ownership by the “holders of Class B ordinary shares” and your “existing shareholders prior to the consummation of this offering.” Please revise such references to clarify Bin Feng is the applicable holder here and that he “will beneficially own all of our then-issued and outstanding Class B ordinary shares and will be able to exercise approximately [•]% of the total voting power . . . “ and that “Bin Feng will have the ability to control or significantly influence the outcome of most (or all, as applicable) matters requiring approval by shareholders after the offering,” as you state on the cover page and also indicate in your risk factor on page 44.

Response: In response to the Staff’s comments, we have revised the disclosure on page 47.

Industry, page 74

19.	We note that your Industry section discusses only the drama series distribution market and does not address other genres. Please indicate whether your business operates entirely in the drama series market, and, if so, revise you business section to specify. To the extent that you operate in television program genres outside of drama series, please revise your Industry section to provide a complete picture of your business for investors.

Response: In response to the Staff’s comments, we have revised the disclosure in the business section to specify that our business operates entirely in the drama series market.

Business, page 77

20.	We note your disclosure that “[y]our business serves as the bridge between television production companies, TV stations and media platforms . . . ,” and that your “core operation involves (i) television program distribution, where we acquire distribution rights from television producers and then resell such rights to TV stations and media platforms, and (ii) ad placement” However, you disclose on page 62 that the majority of your revenue is from self-produced content. Please revise throughout to clarify whether self- produced content is, and will continue to be, a central part of your business and a material driver of revenues. If so, please revise statements indicating that your core operations involve serving as a bridge by selling distribution rights on behalf of production companies to TV stations and media platforms, and explain your focus on self-produced content. However, we note your discussion on page 62 indicating that the increase in revenue from self-produced content is due to your sale of broadcast rights for “the Good Days,” and recognition of this revenue over the licensing period. If the material contribution to revenues from self-produced content was a one-time event, please clarify throughout and indicate that you do not expect self-produced content to reflect the majority of revenues in future periods.

Response: In response to the Staff’s comments, we have revised the disclosure to clarify that we do not expect any self-produced content to be a central part of our business or a material driver of revenues, as stated on page 68.

21.	We note your disclosure that “[o]ur most significant costs and cash expenditures relate to acquiring show distribution rights and investing in shows for which we also secure distribution rights,” as well as your subsequent discussion of instances in which you either co-invest or are the “lead investor in a show.” Please revise to provide a more comprehensive discussion of your investment practices and activity, including the general terms of the investment such as your percentage of ownership and control. Please also tell us whether the majority of your involvement in the production and distribution of shows is done though a co-investment and whether you are typically involved in the production or if you only provide financing.

Response: In response to the Staff’s comments, we have revised the disclosure on page 23 to clarify that, apart from the self-produced content “The Good Days,” we do not engage in or invest in the production of shows.

22.	We note your disclosure that “[w]e plan to develop an online trading platform that allows content production companies to list their content online if it has not been distributed to a specific platform.” Please revise to elaborate on such platform and provide a more robust discussion as to how such platform will operate, how the distribution rights will be offered and sold through such platform and your role in such platform’s operation. In connection therewith, clarify whether this is your “proprietary INHI Trading Platform” discussed on page 78 that you plan to further develop. To the extent that such platform has already been developed, state as much and also describe any associated material intellectual property rights in your section entitled “Intellectual Property” on page 85.

Response: In response to the Staff’s comments, we have revised the disclosure related to the operation on our platform on page 82. We have revised the disclosure on page 87 to specify that we are in the initial stages of developing an online trading platform and have not yet established any significant intellectual property rights related to this development.

Compensation of Directors and Executive Officers, page 93

23.	Please revise your compensation disclosure to provide such information for 2023. Refer to Item 6.B of Form 20-F.

Response: In response to the Staff’s comments, we have revised to disclose the compensation information for 2023 on page 97.

Principal Shareholders, page 97

24.	Please disclose in footnote (3) the natural persons with investment and/or voting control over Jetsen Holdings Ltd.

Response: In response to the Staff’s comments, we have revised to disclose the natural persons with investment and voting control over Jetsen Holdings Ltd on page 102.

Index to Financial Statements, page F-1

25.	Pursuant to Item 8.A.4 of Form 20-F, please provide audited financial statements that are no more than twelve months old. Alternatively, to the extent you meet the 15- month criteria outlined in Instruction 2 to Item 8.A.4, please file the necessary representation as an exhibit to the registration statement. In addition, please ensure the audit report is dated.

Response: We note the Staff’s comment, and in response hereto, respectfully advise Staff that the Company will include its audited financial statements for the year ended December 31, 2023 in its first public filing to comply with Item 8.A.4 of Form 20-F.

Accounts Receivable, Net, page F-21

26.	Please explain why the additions to the allowance for accounts receivable disclosed on page F-22 do not agree to the bad debt expense line item in the Consolidated Statements of Cash Flows.

Response: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that in the Consolidated Statements of Cash Flows, the bad debt expense consisted of two components: $891,609 bad debt expense related to accounts receivable and $208,980 bad debt expense related to prepiad expenses and other current assets. During the year ended December 31, 2022, there was a reversal of bad debt expenses of $52,197 for prepiad expenses and other current assets, and we also directly wrote off $242,705 of third party loan and $18,472 of others.

Refundable prepayments of copyright and filming of TV series, page F-22

27.	Please revise to state the dates that you received the full refund of the prepayment for each of the above-mentioned TV series.

Response: In response to the Staff’s comments, we have revised the disclosure on page F22 to state the dates that we received the full refund of the prepayment for each of the TV series.

Prepaid Expense and Other Current Assets, page F-22

28.	Please tell us in further detail the nature of the third party loans including the business purpose and how your were compensated.

Response: We note the Staff’s comment, and in response hereto, we have revised the disclosure on page F-22, and respectfully advise the Staff that these third party loans are mainly used for short-term funding to support the Company’s external business partners whom we have well-established business relationship with in filming of TV series and other projects. These loans were non-interest bearing and payable upon demand. Except the amount of $242,705 third party loan that we directly wrote off during the year ended December 31, 2022 as the amount was deemed uncollectible, all of the outstanding balance of third party loans at December 31, 2022 have been collected as of this report, as we have enhanced the effort on the collection of these third party loans since our preparation of its initial public offering.

Exhibit Index, page II-6

29.	Please indicate whether you intend to file as exhibits the VIE Agreements discussed on page 5. If so, revise your exhibit index accordingly.

Response: In response to the Staff’s comments, we have revised the exhibit index to include the VIE Agreements that we intend to file as exhibits.

30.	We note your disclosure that Ms. He is an Executive Director Nominee on page 91. Revise to clarify whether Ms. He will serve as an officer or a director on the board of the company, and to the extent that Ms. He is a director nominee, please revise the exhibit index to indicate that you plan to file the appropriate consent as required by Rule 438 of the Securities Act.

Response: In response to the Staff’s comments, we revised our exhibit index to indicate that we plan to file Ms. He’s consent to serve as a director on the company’s board, as required by Rule 438 of the Securities Act.

General

31.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: In response to the Staff’s comments, the Company confirms that no such communication has been made.

We thank the Staff for its review of the foregoing. If you have any questions regarding the Amendment No. 1, please contact Fang Liu by phone at (703) 919-7285 or via e-mail at fliu@vcllegal.com.

Very truly yours,

/s/ Bin Feng
Bin Feng

cc:	Fang Liu, esq.
VCL Law LLP